

July 20, 2012

Via E-Mail

Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 180A
13040 #2 Road
Richmond, B.C. Canada V7E 2G1

> **Re: Forum National Investments Ltd.**
> **Form 20-F for the year ended September 30, 2011**
> **Filed March 28, 2012**
> **File No. 000-29862**

Dear Mr. Tutschek:

We have reviewed your response dated July 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item V. Operating and Financial Review and Prospects, page 14
1. We note your response to our previous comment 2. Please tell us when you plan to present the sale of your marketing sales and service operations as discontinued operations in your financial statements.

Item XV. Controls and Procedures, page 39
2. Your response to our previous comment 3 has not supported your assertion that both the Disclosure Controls and Procedures assessment and your assessment of Internal Control over Financial Reporting should continue to be deemed "effective." The revision of internal procedures subsequent to year end to correct problems leading to the lack of provision of a required audit report would not impact the assessments as of year-end. As such, we reissue the comment. Given the lack of provision of an audit report for all periods presented, please re-assess your internal control over financial reporting and disclosure controls and

procedures. If you determine that both assessments remain effective as of year-end, please provide us with a detailed analysis in your response.

Item XIX. Exhibits, page 42

3. Several of the exhibits listed on page 43 appear to pertain to businesses that have been sold. As such, the sales agreements would be more relevant than the related purchase agreements. Please revise, as appropriate.

Report of Independent Registered Accounting Firm, page F-3

4. Refer to our previous comment 4. The number of years of financial statements presented in your audited financial statements does not correspond to the years on which opinions have been presented in your draft Form 20-F/A for the fiscal year ended September 30, 2011. In particular, we note that the opinion from BDO Canada LLP includes references to years prior to 2009, while the financial statements presented are for the fiscal years ended September 30, 2011, 2010, and 2009 only. As such, please revise your document to include an opinion from BDO that references only 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief